OFFERING STATEMENT FOR:

609 Fairfield LLC

(OPTIONAL QUESTION & ANSWER FORM)

THE COMPANY

1. Name of Issuer: 609 Fairfield LLC

ELIGIBILITY

2. 609 Fairfield LLC has certified that all of the following statements are true for them as an issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

Answer: No

DIRECTORS OF THE COMPANY

4. The following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer were provided:

Name:
Dates of Service:
Principal Occupation:
Employer:
Employer's Dates of Service:
Employer's Principal Business:
Previous Positions held with the Issuer:

OFFICERS OF THE COMPANY

Name: Kent Hardman
Start Date: 2017-01
Title: CEO
Responsibilities: Decisions and Operations for the Business
Other Positions Held:

ALL OTHER EMPLOYEES

Name:
Start Date:
Title:
Responsibilities:

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder: N
Number of Securities Held: N
Class of Securities Held: N
% of Voting Power Prior to Offering: N
SSN: N

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

- Business Plan has been attached as an uploaded file. Check the Docs Folder for more information.

RISK FACTORS

8. The material factors that make an investment in the issuer speculative or risky is listed below:

1. Competitive event space industry in the Cincinnati Area 2. "Modern" movie theatre located nearby. 3. Restoration of a historic building subject to tax credits and building codes

THE OFFERING

9. What is the purpose of this offering?

10. How does the issuer intend to use the proceeds of this offering?

Item	Target Proceeds	Maximum Proceeds
Marketing	$1,840	$18,800
Bank Charges	$460	$4,700
Legal/Professional	$1,380	$14,100
Website	$1,380	$14,100
Working Capital	$4,600	$46,375
Inventory	$4,600	$47,000
Salaries	$4,600	$47,000
Equipment	$4,600	$47,000
Furniture and Fixtures	$11,500	$117,500
Restore Marquee	$1,449	$14,800
Curtains	$1,957	$20,000
Projector and Sound System	$5,872	$60,000
Buildout	$1,762	$18,000
Total	$46,000	$469,375

11. How will the issuer complete the transaction and deliver securities to the investors?

All transactions will be completed by North Capital Investment Technology, Inc. Deliverance of these securities to the investors are performed by the North Capital Private Securities Corporation.

12. How can an investor cancel an investment commitment?

Investors may cancel an investment commitment at any time until 48 hours prior to the deadline specified in their application, which was: 02/28/2017

Thrivera will notify investors when the target offering amount has been met.

If 609 Fairfield LLC reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

14. Do the securities offered have voting rights?

No

15. Are there any limitations on any voting or other rights identified above?

No -

16. How may the terms of the securities being offered be modified?

Terms may only be modified due to SBA loan repayments.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Please see their Documents Folder for their cap table.

18. How may the rights of the securities being offered be materially limited, diluted, or qualified by the rights of any other class of security identified above?

None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? If so, please explain below:

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

These are debt repayments based on a percent of revenues.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

No

23. What are the risks to purchasers associated with corporate actions including:
• additional issuances of securities
• issuer repurchases of securities
• a sale of the issuer or of assets of the issuer or
• transactions with related parties?

None

24. Describe the material terms of any indebtedness of the issuer:

Creditor:
Amount Outstanding: $
Interest Rate: %
Maturity Date:

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering:
Exemption Relied Upon: 504
Securities Offered: Debt

Amount Sold: $

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
- any director or officer of the issuer
- any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power,
- if the issuer was incorporated or organized within the past three years, any promoter of the issuer, or
- any immediate family member of any of the foregoing persons.

Specified Person:
Relationship to the Issuer: Director or Officer
Nature of Interest in Transactions: Direct
Amount of Interest: $

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

n/a

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

- All the appropriate documentation for this issuer (based on the offering amount and type) is attached and listed in the Docs Folder.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their pre decessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
- In connection with the purchase or sale of any security?
- Involving the making of any false filing with the Commission?

- Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

Answer: No

Note: Thrivera's platform does not allow Issuers to user our platform if the above is answered with a "Yes" value.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
- In connection with the purchase or sale of any security?
- Involving the making of any false filing with the Commission?
- Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

Answer: No

Note: Thrivera's platform does not allow Issuers to user our platform if the above is answered with a "Yes" value.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
- at the time of the filing of this offering statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities?
- Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

Answer: No

Note: Thrivera's platform does not allow Issuers to user our platform if the above is answered with a "Yes" value.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
- suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
- places limitations on the activities, functions or operations of such person?
- bars such person from being associated with any entity or from participating in the offering of any penny stock?

Answer: No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
- Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
- Section 5 of the Securities Act?

Answer: No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

Answer: No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

Answer: No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Answer: No

Other Material Information

31. In addition to the information expressly required to be included in this Form, include:
    (1) any other material information presented to investors, and
    (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

- All miscellaneous documents are attached in the Docs Folder.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

List of Files Attached

2016 Kent Hardman Return.pdf
Kent Hardman 2015 Fed Returns.pdf